Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report
Collection Period Ended 31-Mar-2025
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	27			
Collection Period (from... to)	1-Mar-2025	31-Mar-2025		
Determination Date	11-Apr-2025			
Record Date	14-Apr-2025			
Distribution Date	15-Apr-2025			
Interest Period of the Class A-1 Notes (from... to)	17-Mar-2025	15-Apr-2025	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2025	15-Apr-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	427,540,724.74	393,389,205.80	34,151,518.94	51.941474	0.598311
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**546,140,724.74**	**511,989,205.80**	**34,151,518.94**		

Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49
Adjusted Pool Balance	1,917,028,299.76	594,066,432.23	559,914,913.29
Yield Supplement Overcollateralization Amount	200,704,831.25	56,566,587.89	53,035,803.29
Pool Balance	**2,117,733,131.01**	**650,633,020.12**	**612,950,716.58**

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	1,606,840.56	2.443864	35,758,359.50	54.385338
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$2,032,812.23**		**$36,184,331.17**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	35,363,625.11	(1) Total Servicing Fee	542,194.18
Interest Collections	2,658,803.58	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	661,978.70	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,612,609.39		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	2,032,812.23
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	136,057.68	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**40,433,074.46**	(6) Regular Principal Distributable Amount	34,151,518.94
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**40,433,074.46**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,706,549.11
		Total Distribution	**40,433,074.46**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	542,194.18	542,194.18	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,032,812.23	2,032,812.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,606,840.56	1,606,840.56	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,032,812.23	2,032,812.23	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	34,151,518.94	34,151,518.94	0.00
Aggregate Principal Distributable Amount	34,151,518.94	34,151,518.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	16,266.94
minus Net Investment Earnings	16,266.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	16,266.94
Net Investment Earnings on the Collection Account	119,790.74
Investment Earnings for the Collection Period	136,057.68

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	650,633,020.12	28,561
Principal Collections	23,074,888.93	
Principal Collections attributable to Full Pay-offs	12,288,736.18	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,318,678.43	
Pool Balance end of Collection Period	612,950,716.58	27,699
Pool Factor	28.94%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.16%
Weighted Average Number of Remaining Payments	54.32	30.66
Weighted Average Seasoning (months)	13.16	39.56

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	600,446,585.43	27,338	97.96%
31-60 Days Delinquent	9,538,460.82	273	1.56%
61-90 Days Delinquent	2,230,394.91	68	0.36%
91-120 Days Delinquent	735,275.42	20	0.12%
Total	612,950,716.58	27,699	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.484%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,318,678.43	71	77,710,959.44	2,041
Principal Net Liquidation Proceeds	654,208.28		26,581,239.29	
Principal Recoveries	1,569,518.92		21,150,263.89	
Principal Net Loss / (Gain)	94,951.23		29,979,456.26	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.180%
Prior Collection Period	2.197 %
Second Prior Collection Period	1.081 %
Third Prior Collection Period	1.365 %
Four Month Average	1.206%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.416%
Average Net Loss / (Gain)	14,688.61

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.